

Mail Stop 3030

August 24, 2017

Via E-mail
James A. Joyce
Chief Executive Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

> **Re:** **Aethlon Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 31, 2017**
> **File No. 333-219589**

Dear Mr. Joyce:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   Revise to include the registration fee for the placement agent's warrants and underlying common shares.

Prospectus

2.   At the time of any distribution of a preliminary prospectus, ensure that your filing discloses all information currently represented by blanks, except information that Rule 430A permits you to exclude. We note for example that you have not yet disclosed the volume of securities offered, the last column of the beneficial ownership table, or information, such as "Use of Proceeds," based on a *bona fide* estimate of the public offering price. See Section II.A.7 of Release 33-6714 (May 27, 1987). If you do not

intend to distribute a preliminary prospectus, please tell us when you intend to include the omitted disclosure.

Use of Proceeds, page 27

3.   Clarify the extent of the clinical development intended to be completed with the proceeds from this offering. Also disclose the amount and sources of funds necessary to complete development. Your revised disclosure should clarify the material steps to complete development that will remain unfunded after this offering.

4.   Tell us whether any proceeds may be paid to affiliates. Also tell us the terms of the transactions that resulted in your obligations to the affiliates; cite any applicable disclosure in response to Regulation S-K Item 404.

Government Regulation of Medical Devices, page 50

5.   We note your disclosure on pages 3 and 45 indicating that you plan to utilize the Expedited Access Pathway. Clarify how that program affects your disclosure beginning on page 50 regarding Government Regulation of Medical Devices. Also address the significance of "formal receipt" mentioned in your August 14, 2017 announcement, and how receipt differs from acceptance in the program.

Description of Capital Stock, page 67

6.   Update this section to reflect your current Articles of Incorporation and bylaws. We note for example the change made in June 2015.

Warrants, page 67

7.   Revise your disclosure of "certain" terms of the warrants to address all material terms. We note for example your reference to a restriction on transfer in the warrant.

Plan of Distribution, page 69

8.   We note your reference to a securities purchase agreement you entered with the investors. If you have already entered into that agreement, tell us the date of the agreement, and provide us your analysis of how that timing is consistent with Section 5 of the Securities Act.

9.   Clarify the nature of the material representations, warranties and covenants in the securities purchase agreement. Address how you determined which investors will be a party to the agreement, and why some investors are excluded. Also, tell us which exhibit contains the representations, warranties and covenants and why you believe all investors cannot rely on your disclosure made in the exhibit.

10.   Refer to your disclosure on page F-17 regarding the at-the-market equity program pursuant to the Common Stock Sales Agreement between you and the placement agent in this offering. Tell us whether the at-the-market equity program will occur concurrently with this offering and at the same price.

Where you can find more information, page 71

11.   We note your statement in the third paragraph that representations, warranties and covenants were made solely for the benefit of the parties to agreements. Revise to remove any potential implication that your exhibits do not constitute public disclosure under the federal securities laws.

12.   We note your disclosure that representations, warranties or covenants were made as of an earlier date. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your prospectus not misleading.

Item 17. Undertakings, page II-8

13.   Please provide the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 1.1

14.   Please file the underwriting agreement governing this offering.

Exhibit 5.1

15.   File a revised legal opinion that does not contain blanks prior to the effective date of this registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jolie Kahn, Esq.